UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 44)

AIRGAS, INC.

(Name of Subject Company)

AIRGAS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

009363102

(CUSIP Number of Class of Securities)

Robert H. Young, Jr.

Senior Vice President, General Counsel and Secretary

Airgas, Inc.

259 North Radnor-Chester Rd.

Radnor, PA 19087-5283

(610) 687-5253

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Daniel A. Neff, Esq.

David A. Katz, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 44 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Airgas, Inc., a Delaware corporation (“Airgas” or the “Company”), with the Securities and Exchange Commission on February 22, 2010, relating to the tender offer by Air Products Distribution, Inc. (“AP Sub”), a Delaware corporation and wholly owned subsidiary of Air Products and Chemicals, Inc. (“Air Products”), to purchase all of the outstanding shares of Airgas’ Common Stock, par value $0.01 per share, including the associated rights to purchase shares of Series C Junior Participating Preferred Stock (“Rights,” and together with the Airgas Common Stock, the “Airgas Common Shares”), at a price of $65.50 per share, net to the seller in cash, without interest and less any required withholding taxes.

Except as specifically noted herein, the information set forth in the Statement remains unchanged. Capitalized terms used in this Amendment without definition have the respective meanings set forth in the Statement.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

The first three paragraphs of the section entitled “Tender Offer” in Item 2 of the Statement are hereby amended and restated in their entirety as follows:

The Original Tender Offer

On February 11, 2010, Air Products Distribution, Inc. (“AP Sub”), a Delaware corporation and wholly owned subsidiary of Air Products and Chemicals, Inc. (“Air Products”), commenced an unsolicited tender offer to purchase all of the outstanding Airgas Common Shares at a price of $60.00 per share, net to the seller in cash, without interest and less any required withholding taxes. The tender offer was made on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (as amended, together with the exhibits thereto, the “Schedule TO”), originally filed by Air Products and AP Sub with the Securities and Exchange Commission (the “SEC”) on February 11, 2010. The value of the original consideration offered, together with all of the terms and conditions applicable to the tender offer as modified through July 7, 2010, is referred to in this Statement as the “Original Offer.”

The Revised Tender Offers

On July 8, 2010, Air Products announced that it was revising its tender offer price to $63.50 per share in cash (the “First Revised Offer”). On September 6, 2010, Air Products announced that it was revising its tender offer price to $65.50 per share in cash. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, as revised, is referred to in this Statement as the “Second Revised Offer.” Any of the Original Offer, the First Revised Offer or the Second Revised Offer is referred to in this Statement as the “Offer.”

Air Products has stated that the purpose of the Offer is to acquire control of, and the entire equity interest in, Airgas. Air Products has indicated that it intends, as soon as practicable after the consummation of the Offer, to seek to consummate a merger of Airgas and AP Sub (or one of its or Air Products’ subsidiaries) (the “Second-Step Merger”). Air Products has nominated, and is soliciting proxies for the election of, a slate of three nominees for election at Airgas’ 2010 annual meeting of stockholders (the “September Airgas Annual Meeting”). Air Products has also submitted three proposals for consideration by Airgas stockholders at the September Airgas Annual Meeting and is soliciting proxies in favor of those proposals. Please see “The Solicitation or Recommendation—Background of the Offer” for additional information. In addition, whether or not Air Products proposes a merger or other business combination with Airgas and whether or not its nominees are elected at the September Airgas Annual Meeting, the Schedule TO states that Air Products intends, as soon as practicable after consummation of the Offer, to seek maximum representation on the Board of Directors of Airgas (the “Airgas Board”) and, promptly after the consummation of the Offer, to request that some or all of the current members of the Airgas Board resign and that Air Products’ designees be elected to fill the vacancies so created.

ITEM 3.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3 of the Statement is hereby amended by revising the subsection captioned “Consideration Payable Pursuant to the Offer and the Second-Step Merger” to read in its entirety as follows:

If the Airgas directors and executive officers were to tender any Airgas Common Shares they own pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other Airgas stockholders. As of August 31, 2010, the Airgas directors and executive officers owned an aggregate of 8,162,116 Airgas Common Shares. If the Airgas directors and executive officers were to tender all of such Airgas Common Shares for purchase pursuant to the Offer and those Airgas Common Shares were accepted for purchase by Air Products, the Airgas directors and executive officers would receive an aggregate of approximately $535 million in cash. To the knowledge of Airgas, none of the Airgas directors and executive officers currently intend to tender shares held of record or beneficially owned by such person for purchase pursuant to the Offer.

As of August 31, 2010, the Airgas directors and executive officers held options to purchase an aggregate of 2,740,183 Airgas Common Shares, with exercise prices ranging from $8.99 to $62.23 and an aggregate weighted average exercise price of $36.89 per share, 1,986,183 of which were vested and exercisable as of that date. Any Airgas stock options held by the Airgas directors and executive officers were issued pursuant to the 1997 Stock Option Plan, the 1997 Directors’ Stock Option Plan and the 2006 Amended and Restated Equity Incentive Plan, filed as Exhibits (e)(2), (e)(3) and (e)(4), respectively, to the Statement filed February 22, 2010, and incorporated herein by reference (collectively, the “Plans”). Under the Plans, consummation of the Offer would constitute a change of control of Airgas, and upon a change of control of Airgas, unvested options to purchase 754,000 Airgas Common Shares held by the Airgas directors and executive officers would vest.

The following table summarizes, with respect to (1) each Airgas director, (2) each Airgas Named Executive Officer, and (3) all executive officers (other than the Named Executive Officers) (the “Other Executive Officers”) as a group, the aggregate, positive difference in value between $65.50 and the per share exercise prices (the “Spread Value”) of the options to purchase Airgas Common Shares held by such directors and executive officers as of August 31, 2010:

Name	Airgas Common Shares Subject to Unvested Options (#)	Aggregate Spread Value of Unvested Options ($)	Airgas Common Shares Subject to Vested Options (#)	Aggregate Spread Value of Vested Options ($)
Peter McCausland Chairman and Chief Executive Officer	316,250	3,859,200	758,750	27,217,050
W. Thacher Brown Director	—	—	66,500	2,384,785
Paula A. Sneed Director	—	—	66,500	2,384,785
James W. Hovey Director	—	—	66,500	2,384,785
Richard C. III Director	—	—	41,000	1,099,685
David M. Stout Director	—	—	66,500	2,384,785
Lee M. Thomas Director	—	—	57,500	1,916,685
John C. van Roden, Jr. Director	—	—	25,540	487,113
Ellen C. Wolf Director	—	—	11,773	290,521

Name	Airgas Common Shares Subject to Unvested Options (#)	Aggregate Spread Value of Unvested Options ($)	Airgas Common Shares Subject to Vested Options (#)	Aggregate Spread Value of Vested Options ($)
Michael L. Molinini Executive Vice President and Chief Operating Officer	107,175	1,367,489	169,325	5,793,793
Robert M. McLaughlin Senior Vice President and Chief Financial Officer	65,900	773,572	93,600	2,973,790
Andrew R. Cichocki Division President	34,900	416,920	114,500	4,855,702
Robert A. Dougherty Senior Vice President and Chief Information Officer	46,250	679,513	109,350	3,986,099
All Other Executive Officers as a group (five individuals)	183,525	2,253,423	338,845	10,882,291

In addition, the fifth full paragraph under the subsection captioned “Potential Severance and Change in Control Benefits” is hereby amended to read as follows:

The Airgas, Inc. Severance Pay Plan (the “Severance Pay Plan”) provides severance benefits to all Airgas employees, including the executive officers covered by the COC Agreements (other than Mr. McCausland), in the event of a termination of employment due to (1) a lack of work, (2) a reorganization of the Airgas business, (3) the closing of all or a portion of the employee’s principal workplace or (4) economic conditions. Benefits under the Severance Pay Plan include one week of salary for each completed year of service, at a minimum of four weeks and a maximum of 24 weeks of salary. In addition, under the Severance Pay Plan, an eligible participant will be entitled to continued health and welfare benefits during the severance period at the same cost that Airgas employees pay. Benefits under the plan are not available to an executive officer if the executive officer is eligible for similar benefits under a separate severance agreement with Airgas, such as a COC Agreement.

In addition, the seventh paragraph of the subsection entitled “Potential Severance and Change in Control Benefits” is hereby amended to read as follows:

The following table presents, with respect to (1) each Airgas Named Executive Officer, and (2) with respect to all Other Executive Officers as a group, an estimate of the amounts of severance benefits payable in the event of a Qualifying Termination, estimated as of August 31, 2010. For a quantification of the Spread Value of vested and unvested options to purchase Airgas Common Shares based on a $65.50 per share value, see the table above under the heading “Consideration Payable Pursuant to the Offer and the Second-Step Merger.”

Name	Severance Payments ($)	Health and Welfare Benefits ($)
Peter McCausland Chairman and Chief Executive Officer	4,326,000	17,152
Michael L. Molinini Executive Vice President and Chief Operating Officer	1,404,779	17,152
Robert M. McLaughlin Senior Vice President and Chief Financial Officer	899,486	25,807
Andrew R. Cichocki Division President	765,400	25,807
Robert A. Dougherty Senior Vice President and Chief Information Officer	619,881	25,807
All Other Executive Officers as a group (five individuals)	3,279,519	129,035

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

The section entitled “Solicitation/Recommendation” in Item 4 of the Statement is hereby amended and restated in its entirety as follows:

Solicitation/Recommendation

After careful consideration at a meeting on September 7, 2010, including review of the terms and conditions of the Second Revised Offer in consultation with Airgas’ financial and legal advisors, the Airgas Board determined by the unanimous vote of the directors present that the Second Revised Offer is grossly inadequate and not in the best interests of Airgas’ stockholders. The one director who was unavailable at the time of the meeting has, after review and discussion of the relevant materials provided to the Board, authorized the Company to describe the Company Board’s actions as unanimous. Accordingly, for the reasons described in more detail below, the Airgas Board unanimously recommends that Airgas’ stockholders reject the Second Revised Offer and NOT tender their Airgas Common Shares to AP Sub pursuant to the Second Revised Offer. Please see “—Reasons for Recommendation” below for further detail.

If you have tendered your Airgas Common Shares, you can withdraw them. For assistance in withdrawing your Airgas Common Shares, you can contact your broker or Airgas’ information agent, Innisfree M&A Incorporated, at the address and phone number below.

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders may call toll-free: (877) 687-1875

Banks and brokers may call collect: (212) 750-5833

A copy of the letter to Airgas’ stockholders dated September 8, 2010, relating to the recommendation of the Airgas Board to reject the Second Revised Offer is filed as Exhibit (a)(73).

The section entitled “Background of the Offer and Reasons for Recommendation—Background of the Offer” in Item 4 of the Statement is hereby amended and supplemented by adding thereto the following:

Background of the Offer

On July 22, 2010, Airgas filed its definitive Proxy Statement relating to the 2010 Annual Meeting of Stockholders of Airgas. The Airgas Board of Directors unanimously recommended against the election of the Air Products Nominees and against the Air Products Proposals.

On July 29, 2010, Air Products filed its definitive Proxy Statement relating to the September Airgas Annual Meeting.

On August 16, 2010, Air Products announced that it had reached an agreement with the staff of the Federal Trade Commission regarding the terms of a consent decree in connection with a possible acquisition of Airgas and extended the expiration date of the Offer to midnight, New York City time, the night of October 29, 2010.

On August 24, 2010, Air Products announced that it had filed a notification with the Federal Trade Commission and the Antitrust Division of the Department of Justice as required under the HSR Act for the acquisition of Airgas.

On August 30, 2010, Airgas announced that its Board of Directors had unanimously approved an alternative to the Air Products January Meeting Proposal (as defined in the proxy statement for the September Airgas Annual Meeting). Airgas has agreed that if the Air Products January Meeting Proposal does not receive support from a majority of the votes present and represented at the September Airgas Annual Meeting, Airgas will call a Special Meeting of Stockholders to be held on June 21, 2011. At that June 2011 Special Stockholder Meeting, Airgas will take action to assure that Air Products or other stockholders will be able to nominate a number of individuals so that, if a plurality of Airgas stockholders vote for Air Products’ or other stockholders’ nominees, those nominees, together with any Air Products nominees elected at the September Airgas Annual Meeting, would constitute a majority of the Airgas Board. As a result, Airgas stockholders can elect the three Airgas Board nominees at the September Airgas Annual Meeting and still have the opportunity to vote for a majority of the Airgas Board at the June 2011 Special Stockholder Meeting.

On September 6, 2010, Air Products and AP Sub announced the Second Revised Offer by means of a press release and an amendment to its Schedule TO. In that release, Air Products stated that if its nominees are elected and its By-Law proposals approved, including its January Meeting Proposal, at the September Airgas Annual Meeting, it would be ready to begin immediate negotiations with Airgas to complete a transaction. However, Air Products further stated in that release that if Airgas stockholders do not elect its three nominees and approve all of its proposals at the September Airgas Annual Meeting, it would terminate the Offer and pursue other attractive growth opportunities available to it around the world.

On September 6, 2010, Airgas issued a press release requesting that its stockholders take no action in response to the Second Revised Offer and informing its stockholders that the Airgas Board, in consultation with its independent financial and legal advisors, intended to advise stockholders of its formal position regarding the Second Revised Offer.

On September 7, 2010, the Airgas Board met to review the terms of the Second Revised Offer with the assistance of BofA Merrill Lynch, Goldman Sachs and Wachtell, Lipton, Rosen & Katz. During that meeting, BofA Merrill Lynch and Goldman Sachs each rendered an oral opinion to the Airgas Board, subsequently confirmed in writing, that, as of September 7, 2010 and based upon and subject to the factors and assumptions set forth in the written opinions, the consideration proposed to be paid to the holders of Airgas Common Shares (other than AP Sub and its affiliates) pursuant to the Second Revised Offer was inadequate from a financial point of view to such holders. The full text of the respective written opinions of BofA Merrill Lynch and Goldman Sachs, each dated September 7, 2010, and each of which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, are attached as Annexes G and H, respectively. BofA Merrill Lynch and Goldman Sachs provided their respective opinions for the information and assistance of the Airgas Board in connection with its consideration of the Second Revised Offer. The opinions of BofA Merrill Lynch and Goldman Sachs are not a recommendation as to whether or not any holder of Airgas Common Shares should tender such Airgas Common Shares in connection with the Second Revised Offer or any other matter.

For the reasons discussed below, the Airgas Board has unanimously determined that the Second Revised Offer grossly undervalues Airgas and is not in the best interests of Airgas and its stockholders. Accordingly, the Airgas Board has unanimously determined to recommend that the Airgas stockholders reject the Second Revised Offer and not tender their Airgas Common Shares into the Second Revised Offer.

On September 8, 2010, Airgas mailed to its stockholders this Schedule 14D-9 as well as a letter in which it communicated its recommendation that stockholders not tender their shares into the Second Revised Offer. In addition to summarizing its reasons for that recommendation, Airgas stated that if Air Products does carry out its threat to terminate its efforts to acquire Airgas, Airgas intends, through repurchases or other transactions, to assist its stockholders who desire to sell their shares in the near term. In such event, Airgas may, under certain circumstances, need to obtain waivers from holders of, and/or to refinance, existing indebtedness.

In the letter to its stockholders, Airgas and its directors also committed to its stockholders that, if Air Products’ January Meeting Proposal does not receive support from a majority of the votes represented and entitled to vote at the September 2010 Annual Meeting, prior to the June Special Meeting, the Airgas Board will explore all available alternatives to the grossly inadequate Second Revised Offer in order to enhance stockholder value. See Exhibit (a)(73) to this Schedule 14D-9.

The section entitled “Background of the Offer and Reasons for Recommendation—Reasons for Recommendation” in Item 4 of the Statement is hereby amended and restated in its entirety as follows:

Reasons for Recommendation

In reaching the conclusion and in making the recommendation to reject the Second Revised Offer, the Airgas Board consulted with Airgas’ management and financial and legal advisors, and took into account numerous factors, including but not limited to the factors listed below.

In the Airgas Board’s judgment, the Second Revised Offer is grossly inadequate. It fails adequately to compensate Airgas stockholders for the Company’s scarcity value as the only remaining independent packaged gas company of scale in the world or for its extraordinary track record of financial and operating performance, outstanding recent results, excellent growth prospects or industry leading position.

Our Board believes that the Offer does not reflect the value inherent in Airgas’ business. For the quarter ended June 30, 2010, Airgas recorded adjusted earnings per share of $0.83,1 the second-best earnings quarter in Company history, and achieved operating margins near record levels. This impressive performance is consistent with Airgas’ historical pattern of strong but late-cycle recovery as the domestic economy emerges from recession, and it supports the Airgas Board’s view that actions taken and investments made during recent years have created an even stronger, more profitable company. Notably, Airgas achieved these near-record earnings results on revenue 9% below our record revenue level achieved in the quarter ended September 30, 2008, just prior to the recession. Airgas believes that this accomplishment demonstrates the efficiency of our current business model and our potential for earnings growth as revenue expands with the recovering domestic economy.

Airgas recently provided an update regarding the value represented by the ongoing implementation of its highly-customized SAP system, including a quantification of the economic benefits expected to be achieved in the key areas of accelerated sales growth, price management, and administrative and operating efficiencies. Upon full implementation, Airgas expects these areas alone to yield an aggregate of $75 million to $125 million in incremental operating income on an annual run-rate basis. Further economic benefits are expected to be identified as the implementation progresses. Airgas is highly confident that, by the end of calendar 2013, its announced expected SAP benefits will be achieved. Our Board believes that any valuation of Airgas needs to account for the value of this expected improvement in operating income.

Further, the Airgas Board believes that the $5.50 per share increase of the Second Revised Offer as compared to the February Original Offer—a 9.2% increase over the initial $60 per share price—should be viewed in the context of developments in the industrial gas industry in the seven months since Air Products announced the Original Offer. Since the date of the Original Offer through September 3, 2010, the average percentage share price appreciation of the three major industrial gas companies, excluding Air Products and Airgas, was approximately 18.3%.2 Similarly, since the date of the Original Offer, the relevant sector trading multiples have substantially expanded as we describe below under “—The Second Revised Offer Grossly Undervalues Airgas—Sector trading multiples have increased significantly since the Original Offer.” Indeed, as shown in the chart under “—The Second Revised Offer Grossly Undervalues Airgas—Industry trends support our views regarding the Offer’s opportunism,” the latest interim results of industrial gas companies all demonstrate strong performance. We believe this reflects an industry-wide trend.

In our view, all of the factors we describe—Airgas’ impressive performance and enhanced prospects since the Original Offer, and the strong trading and financial performance of our industry peers—contribute to the gross undervaluation of Airgas by Air Products. We believe that Air Products’ continual, repeated use of an outdated, depressed February 4, 2010 trading price as its baseline for calculating its asserted premium is inappropriate and disingenuous.

Airgas believes the financial benefits to Air Products of an acquisition of Airgas would be enormous. Air Products has stated that at the $65.50 per share price, the acquisition is expected to be immediately accretive to Air Products’ earnings per share on both a GAAP and cash basis, excluding one-time costs. Indeed, at the $65.50 per share offer price, in Air Products’ fiscal year 2012, assuming stated run-rate synergies of $250 million, an acquisition of Airgas would be over 20% accretive to Air Products’ cash earnings per share based on consensus

[1]	See reconciliation of non-GAAP measures on Annex I.
[2]	Average percentage change on an equal weighted basis in share prices of Praxair, Air Liquide and Linde between February 5, 2010 (the date of Air Products’ $60.00 offer) and September 3, 2010 (the last trading day before the date of Air Products’ $65.50 offer). Share price changes denominated in local currencies.

analyst estimates for both companies.3 At Air Products’ announced value of $250 million per year of synergies, we believe those synergies would be worth over $20 per Airgas Common Share.4 Notably, prior to the Original Offer, Air Products indicated to Airgas that $350 million of synergies could be achieved.

The Airgas Board believes that Airgas stockholders — not Air Products — should reap the benefits of Airgas’ increased earning power and bright future and that the impact of the Second Revised Offer, combined with the Air Products Proposals (if they were adopted and not determined to be invalid) would be to prevent Airgas’ stockholders from benefiting from the recovering United States economy.

I)	The Second Revised Offer Grossly Undervalues Airgas.

The Board believes that the Second Revised Offer grossly undervalues Airgas because it does not reward Airgas stockholders for Airgas’ scarcity value as the only remaining independent gas company of scale in the world, and does not reflect the underlying value of Airgas’ assets, operations and strategic plan, including its industry-leading position, more than one million customers, unrivaled platform and future growth prospects. Since its founding, Airgas has delivered extraordinary results for its stockholders. By virtue of its industry position, strategic direction, management and culture, the Airgas Board believes the Company is well positioned to continue providing extraordinary results. In responding to the Original Offer in February 2010, the Airgas Board advised stockholders of its belief that the Original Offer was an extremely opportunistic attempt to cut off the Airgas stockholders’ ability to benefit as the domestic economy continues its recovery. In the Airgas Board’s view, recent developments continue to provide strong support for this belief. The Board believes that the Second Revised Offer is disadvantageous to Airgas stockholders:

•

The Airgas Board believes that the Second Revised Offer does not reflect the value inherent in Airgas’ future prospects. The Airgas Board has carefully reviewed, and in November, 2009 approved, our Company’s five-year strategic and financial plan, which was the product of our customary planning process, which for the current plan commenced in July 2009 and was completed in October 2009. The Airgas Board has a high degree of confidence in management’s plans and in the Company’s strategic planning process. While future results are inherently subject to a number of risks, the Airgas Board believes that this confidence is supported by Airgas’ history of achieving or exceeding its strategic plans over many years and through many business cycles.

•	Several key factors support Airgas’ view that Airgas will achieve its earnings per share goal of $4.20+ in calendar year 2012:

(1)	Expected recovery of same-store sales growth. The $4.20+ earnings per share estimate assumes same-store sales growth comparable to what Airgas experienced emerging from the last recession. Airgas believes that its same-store sales growth of 6% year-over-year for its quarter ended June 30, 2010 demonstrates that our assumed levels of year-over-year same-store sales growth are realistic and achievable.[5]

[3]	Assumes an illustrative pre-tax cost of debt of 4.50% and an illustrative tax rate of 25%. Assumes $375 million of costs to achieve synergies (mid-point of Air Products’ stated range of $350 million to $400 million), financed with debt. Cash EPS accretion represents GAAP EPS excluding any incremental depreciation and amortization from asset write-ups created by the proposed transaction and excluding financing fee amortization. Based on these assumptions and assuming full run-rate contribution of $250 million of synergies, an illustrative 20% of the equity purchase price in excess of tangible net book value is allocated to amortizable intangible assets which are GAAP-deductible and amortized over 10 years, accretion to Air Products’ 2012E GAAP EPS at an acquisition price of $65.50 per share would be over 15%.
[4]	Based on an offer price of $65.50 per share. Assumes that synergies are capitalized at median peer EV / CY2010E EBITDA multiple of 9.2x. 9.2 * $250 million in annual synergies, less $400 million in costs to implement, equals $1.90 billion. That figure, divided by the total diluted share count, exceeds $20.
[5]	See slide 21 of the presentation Airgas filed with the SEC July 18, 2010 on Schedule 14A.

(2)	Demonstrated operating leverage. Due to the significant operating leverage in Airgas’ business, even small percentage increases in sales can result in comparatively large increases in earnings and cash flow. During the 2010-2012 period, Airgas expects a projected average same-store sales growth rate of approximately 7% to yield an average EBITDA fall-through (change in EBITDA divided by change in sales) of approximately 22+%.[6] As was the case in the recent expansionary years of 2006-2008, Airgas expects this operating leverage to play an essential part in delivering further improved results and value to stockholders.

(3)	Continued focus on cutting operating costs. Cost savings also enhance operating leverage, and Airgas’ efforts to reduce operating costs are continuing. In September 2007, Airgas announced a target of an aggregate of $25 million in annual run-rate cost savings and achieved that goal in December 2009 – three full quarters ahead of schedule. In December 2009, Airgas announced an incremental savings target of $30 million, which Airgas expects to achieve by calendar year 2012.

(4)	Maintaining a higher-margin business mix. Certain areas of Airgas’ business (such as gas and rent) provide significantly higher margins than others (such as hardgoods). Emerging from the last recession in 2002, gas and rent made up 55% of the Airgas business mix, with hardgoods comprising the remaining 45%. In calendar year 2009 and calendar year 2010 to date, the mix was approximately 65% gas and rent, and 35% hardgoods. This shift in business mix has resulted in higher EBITDA margins, which increased from 13.6% in 2002 to 17.5% in calendar 2010 year-to-date.[7] Airgas anticipates that this increase in sales, combined with our improved business mix, will lead to an EBITDA margin of between 18.0% and 18.5% in calendar 2012.[8] Our adjusted EBITDA margin for the quarter ended June 2010 was 18.1%.[9]

(5)	Realizing anticipated returns on recent capital investments. Airgas has made substantial investments since the last recessionary period that Airgas believes will generate higher margins. In the period since 2007 alone, Airgas has made nearly $2.5 billion in capital expenditures and acquisitions. Airgas successfully commenced the roll out of its SAP implementation schedule on July 5, 2010, with the conversion of its hardgoods infrastructure business, and all converted operations are currently running as planned and without interruption. Since calendar year 2002, Airgas has nearly doubled its number of cylinders and bulk tanks and increased its number of locations by more than a third. In addition, since calendar year 2002, Airgas production capacity has grown more than ten-fold and Airgas has expanded its distribution footprint. Airgas believes that its national scale, strong local presence and broad product and service offerings deliver a compelling value proposition to its diversified customer base.

Airgas recently provided an update regarding the ongoing implementation of its highly-customized SAP system, including a quantification of the economic benefits expected to be achieved in the key areas of accelerated sales growth, price management, and administrative and operating efficiencies. Upon full implementation, Airgas expects these areas alone to yield an aggregate of $75 million to $125 million in incremental operating income on an annual run-rate basis. Further economic benefits are expected to be identified as the implementation progresses. Airgas is highly confident that, by the end of calendar 2013, its announced expected SAP benefits will be achieved. Our Board believes that any valuation of Airgas needs to account for the value of this expected improvement in operating income.

[6]	See reconciliation of non-GAAP measures on Annex I.
[7]	See reconciliation of non-GAAP measures on Annex I.
[8]	See reconciliation of non-GAAP measures on Annex I.
[9]	See reconciliation of non-GAAP measures on Annex I.

•

We believe that Airgas’ performance in emerging from the last recession supports the Board’s view of Airgas’ potential. While future performance is of course subject to risk, we believe that our performance during the years 2002 to 2005, when the United States pulled out of the previous recession, supports our confidence in our company’s potential. During that period, Airgas achieved an 18% compound annual growth rate in adjusted earnings per share as reflected in the chart below:

In comparison, our strategic plan incorporates a more conservative 16% compound annual growth rate to reach our earnings goal of $4.20+ in calendar year 2012.

•

Airgas’ increasingly strong performance, combined with Airgas’ historical experience as the economy emerged from past recessions, further enhance the conviction of the Airgas Board that the Second Revised Offer does not fairly compensate Airgas stockholders for their investment in our company. The Airgas Board believes that Airgas’ results for the quarter ending March 31, 2010 and for the quarter ended June 30, 2010 (which reflect the second-best quarterly earnings in Airgas’ history) indicate that Airgas’ business has started to rebound. In this regard, the 6% same-store year-over-year sales growth for the quarter ending June 30, 2010 is the first positive same-store year-over-year result since the quarter ended December 31, 2008. This is indicative of the severity of the recession which began in 2008. Also, Airgas’ strongly improving results for the past two quarters are, in the Airgas Board’s view, consistent with Airgas’ historical pattern as the domestic economy emerges from recession.

•

Airgas has already started to demonstrate its strength as the economy emerges from recession. Airgas’ results for the quarter ended June 30, 2010 include adjusted earnings per share of $0.83,[10] making it the second-best earnings quarter in Company history, and include operating margins near record levels. Notably, Airgas achieved these near-record earnings results on revenue 9% below our record revenue level achieved in the quarter ended September 30, 2008, just prior to the recession. Airgas believes that this demonstrates the efficiency of our current business model and our potential for growth as revenue grows with the recovering domestic economy. In the Airgas Board’s view, this impressive performance is consistent with Airgas’ historical pattern of strong but late-cycle recovery as the domestic economy emerges from recession, and supports the Airgas Board’s view that actions taken and investments made during recent years have created an even stronger, more profitable company. In addition, Airgas raised its full-year fiscal 2011 earnings guidance from a range of $2.95 to $3.05 to a new range of $3.15 to $3.30, representing 18% to 23% growth over fiscal year 2010 adjusted earnings, on the strength of the results and the improved outlook.[11] Further, the increasing momentum Airgas is seeing reinforces Airgas’ confidence in its calendar year 2012 earnings goal of at least $4.20+ per share, and with continued modest improvement in the economy, Airgas could very well outperform that objective.

•

Airgas’ extraordinary results over its history provide the Board confidence as to Airgas’ future. Airgas has delivered superior value to its stockholders since its initial public offering in 1986, with a cumulative total stockholder return (defined as stock price appreciation plus dividends reinvested) of 4,201%[12] since that time, which represents a compound annual growth rate of 18% and places Airgas ahead of 94% of companies in the S&P 500 index. Our record of sustained growth for the calendar years 2001-2009 is similarly stellar: the compound annual growth rate during that period for revenues, EBITDA, adjusted cash from operations[13] and diluted earnings per share are 11%, 17%, 21% and 20%, respectively. Importantly, our Board believes that the drivers of our historical success remain in place to enable our Company to continue its extraordinary performance.

•

The Airgas Board believes that the Second Revised Offer does not reflect the value of Airgas as the largest and most valuable packaged gas business in the world with an unrivaled platform. The Airgas Board believes that the Second Revised Offer does not reward Airgas’ stockholders for Airgas’ scarcity value as the only remaining independent packaged gas company of scale in the world. Airgas is the largest U.S. distributor of industrial, medical and specialty gases (delivered in “packaged” or cylinder form) and hardgoods, such as welding equipment and supplies. The U.S. remains the largest market for these products in the world and even Air Products has publicly acknowledged its expectations that North America will account for more than a quarter of global GDP growth in the next five years. Through its decentralized, customer-centric approach, Airgas has amassed more than one million customers, an enormously valuable asset which we believe cannot be replicated. Airgas’ position in its industry is preeminent and, while future results are inherently subject to a number of risks, we believe Airgas is poised to continue to enhance stockholder value through organic growth and acquisitions. Airgas’ national scale, strong local presence and broad product and service offerings deliver a compelling value proposition to its diversified customer base.

[10]	See reconciliations of non-GAAP measures on Annex I.
[11]	See reconciliations of non-GAAP measures on Annex I.
[12]	Market data as of market close on February 4, 2010, one day prior to Air Products’ publicly disclosing its unsolicited proposal.
[13]	Reconciliation of adjusted cash from operations is available on the airgas.com website –Investor Info/GAAP Reconciliation and is also available in the appendix of the presentation filed as Exhibit (a)(6) to the statement filed February 22, 2010.

•

Air Products’ revised offers must be viewed in context of the growth in our peer companies’ equity values since the date of the Original Offer. The 5.8% increase in price represented by the First Revised Offer was far less than the 11.7% growth in our peers’ equity value over the time period between the dates of the Original Offer and the First Revised Offer.[14] And the cumulative 9.2% price increase represented by the Second Revised Offer as compared to the Original Offer must be viewed in the context of the 18.3% increase in peer equity values over the time period between the Original Offer and the Second Revised Offer.[15]

•

Sector trading multiples have increased significantly since the Original Offer. From February 4, 2010 to September 3, 2010, the median industrial gas sector[16] ratio of enterprise value to estimated EBITDA increased from 8.4x to 9.2x for calendar year 2010 estimated EBITDA, from 7.7x to 8.5x for calendar year 2011 estimated EBITDA and from 7.3x to 7.9x for calendar year 2012 estimated EBITDA. Likewise, from February 4, 2010 to September 3, 2010, the median industrial gas sector ratio of price to estimated earnings per share increased from 15.9x to 17.4x for calendar year 2010 estimated earnings per share, from 14.4x to 15.8x for calendar year 2011 estimated earnings per share and from 13.4x to 14.3x for calendar year 2012 estimated earnings per share.[17]

Although sector trading multiples have increased significantly since the date of the Original Offer, the Airgas Board notes that, before the Lehman Brothers bankruptcy filing on September 15, 2008, the three-year median ratio of enterprise value to next twelve month (“NTM”) estimated EBITDA for the sector was 9.1x and the three-year median ratio of price to NTM estimated earnings per share was 17.8x.

•

Historical Airgas trading multiples support our view of the inadequacy of the Offer. As of February 4, 2010, the day before Air Products announced the Original Offer, Airgas’ median five-year price-to-NTM earnings ratio was 16.7x.[18] We believe that ratio took into effect the negative impact of the recession. In evaluating the Second Revised Offer, the Airgas Board considered that, over the past five years:

-	Airgas’ price-to-NTM earnings ratio has averaged 17.7x when GDP growth is between 0% and 3% (as of the date of the Second Revised Offer, the consensus is that GDP growth will be 2.8% in 2011)[19]; and

-

Airgas’ price-to-NTM earnings ratio has averaged 17.0x when the ISM Purchasing Managers Index is between 50 and 55 and 17.2x when the ISM Purchasing Managers Index is 55 or greater (as of the date of the Second Revised Offer, the ISM Purchasing Managers Index was 56.3).

•

The Airgas Board believes that the Second Revised Offer inadequately compensates Airgas stockholders for the value of Air Products’ estimated synergies. Air Products has stated that at the $65.50 per share price, the acquisition is expected to be immediately accretive to Air Products’ earnings per share on both a GAAP and cash basis, excluding one-time costs. Indeed, at the $65.50 per share offer price, in Air Products’ 2012 fiscal year, assuming stated run-rate synergies of $250 million,

[14]	Average percentage change on an equal weighted basis in share prices of Praxair, Air Liquide and Linde between February 5, 2010 (the date Air Products’ $60 proposal was made public) and July 8, 2010 (the date of Air Products’ $63.50 offer). Share price changes denominated in local currencies.
[15]	Average percentage change on an equal weighted basis in share prices of Praxair, Air Liquide and Linde between February 5, 2010 (the date of Air Products’ $60.00 offer) and September 3, 2010 (the last trading day before the date of Air Products’ $65.50 offer). Share price changes denominated in local currencies.
[16]	For purposes of this paragraph and the next, the sector is defined as Praxair, Air Liquide and Linde. Estimates are based on consensus analyst estimates.
[17]	Source: Factset and company filings.
[18]	Based on consensus analyst estimates.
[19]	Represents Bloomberg year-over-year real GDP growth.

an acquisition of Airgas would be over 20% accretive to Air Products’ cash earnings per share based on consensus analyst estimates for both companies.[20] At Air Products’ announced value of $250 million per year of synergies, we believe those synergies would be worth over $20 per Airgas Common Share.[21] Notably, prior to the Original Offer, Air Products indicated to Airgas that $350 million of synergies could be achieved.

•

Airgas has a unique culture that propels its success. We believe that Airgas’ record of successful growth and excellent results for our stockholders, sustained over many years, has been achieved because of our entrepreneurial, service-oriented culture and decentralized management structure. A major contributor to these results has been our “ownership culture,” as exemplified by our Board’s ownership of approximately 11% of the Airgas Common Shares (including options), and by the fact that many of our associates have invested in Airgas through 401(k) accounts, the Employee Stock Purchase Plan and personal accounts. This ownership culture is one of Airgas’ distinctive strengths. The strong performance achieved by Airgas during the past two quarters, despite the potential distraction of the Air Products hostile takeover attempt, is evidence of the power of Airgas’ culture. We believe that our directors’ substantial investment in the Company is a very positive factor, affirming their faith in our Company and indicating that their interests are aligned with the interests of the other stockholders. As a result of our ownership culture, our directors, management and associates are highly incentivized to maximize stockholder value.

II)	The Timing of the Offer Is Extremely Opportunistic.

The Board believes that the timing of the Offer is extremely opportunistic and disadvantageous to Airgas stockholders. We believe Air Products’ own statements in connection with the Original Offer (“the timing for this combination is excellent… [t]he economy is just beginning to emerge from recession…”) support this view. Airgas’ performance since Air Products commenced the Original Offer in February serves to further strengthen the Board’s conviction in this respect:

•

The timing of the Offer is extremely opportunistic. Airgas’ EBITDA has increased every year over the prior year for the past 22 years preceding the 2009 recession, with only a few very minor exceptions. The timing of the Original Offer sought to exploit Airgas’ only significant decline in annual EBITDA in 22 years, as can be seen in the chart entitled “Proven Track Record” under “—Background of the Offer” in the Statement filed on February 22, 2010, as well as a 10% stock price decline in a single trading day (January 29, 2010).

[20]	Assumes an illustrative pre-tax cost of debt of 4.50% and an illustrative tax rate of 25%. Assumes $375 million of costs to achieve synergies (mid-point of Air Products’ stated range of $350 million to $400 million), financed with debt. Cash EPS accretion represents GAAP EPS excluding any incremental depreciation and amortization from asset write-ups created by the proposed transaction and excluding financing fee amortization. Based on these assumptions and assuming full run-rate contribution of $250 million of synergies, an illustrative 20% of the equity purchase price in excess of tangible net book value is allocated to amortizable intangible assets which are GAAP-deductible and amortized over 10 years, accretion to Air Products’ 2012E GAAP EPS at an acquisition price of $65.50 per share would be over 15%.
[21]	Based on an offer price of $65.50 per share. Assumes that synergies are capitalized at median peer EV / CY2010E EBITDA multiple of 9.2x. 9.2 * $250 million in annual synergies, less $400 million in costs to implement, equals $1.90 billion. That figure, divided by the total diluted share count, exceeds $20.

•

Industry trends support our views regarding the Offer’s opportunism. As shown in the chart below, the latest interim results of industrial gas companies all demonstrate strong performance. We believe this reflects an industry-wide trend as the economy recovers.

Earnings per Share
	Actual Result vs. Consensus Estimate	Year-over-Year Growth
Praxair (2Q2010)	+ 5%	+ 24%
Air Liquide (1H2010)	+ 1%	+ 12%
Linde (2Q2010)[22]	+ 1%	+ 37%
Air Products (3Q2010)	+ 1%	+ 22%
Airgas (1Q2011)	+ 15%	+ 26%

Airgas is experiencing this strong momentum in its business and we want OUR stockholders to benefit from it — not Air Products.

•

Airgas historically lags going into and out of recessionary periods and emerges with significant upside. Over the past decade, Airgas has made a substantial investment in infrastructure and achieved the preeminent position in a consolidating industry. Airgas’ same-store sales are now beginning to rebound. Our 6% same-store year-over-year sales growth for the quarter ending June 30, 2010 is the first positive same-store year-over-year result since the quarter ending December 31, 2008.

•

Air Products well knows that the risk to the success of its Offer increases dramatically as Airgas resumes the growth and success which have been the hallmarks of its performance over its history. Air Products’ tactics seek to disadvantage Airgas stockholders by terminating their ability to realize the benefits of Airgas’ future. Although future performance is inherently subject to risk, the Airgas Board believes that Airgas and its stockholders are poised to realize significant benefits as the economy emerges from the worst recession since the Great Depression, making this precisely the wrong time to sell Airgas. The Airgas Board believes that Airgas’ recent robust results and the strengthening of Airgas’ business validate their belief in Airgas’ potential for value creation.

Air Products has repeatedly declared that “the timing for this combination is ideal” and “the timing for this combination is excellent… [t]he economy is just beginning to emerge from recession.” The timing is excellent for Air Products – but very poor for Airgas stockholders – in light of the depressed value of the Airgas Common Shares prior to the announcement of the Offer. We believe that Air Products’ desire to cut off Airgas’ ability to demonstrate improved performance is reflected in its proposal that Airgas hold two annual meetings within four months of one another in a single fiscal year, which we believe is an unprecedented schedule for a public company. In addition, as a legal matter, the Airgas Board believes that the proposal is invalid because it conflicts with the Delaware law and Airgas’ Certificate of Incorporation.

Air Products’ most recent tactic, its threat to terminate its takeover attempt if it fails to elect all three of its nominees and to adopt all three of its proposed by-law amendments at the September Airgas Annual Meeting, similarly reflects its desire to immediately cut off Airgas’ future value creation. We believe this coercive and cynical tactic is necessary to Air Products’ efforts because the value of Airgas is increasing with the passage of time through actions Airgas has taken (e.g., the SAP implementation and the paydown of debt) and through Airgas’ improving performance as the domestic economy emerges from recession. Thus, Air Products’ constant efforts to compare its various offer prices to the depressed price of Airgas on an outdated reference date (February 4, 2010) are also essential to its attempt to acquire Airgas at a “low-ball” price and deprive Airgas stockholders of the benefits of their company’s future.

[22]	Linde year-over-year earnings per share growth adjusted for the effects of the BOC acquisition and one-time restructuring charges of €47 million during the second quarter of 2009. On an as-reported basis, year-over-year earnings per share growth was 85%.

III)	Airgas Has Received Inadequacy Opinions from its Financial Advisors Regarding the Second Revised Offer.

•

The Airgas Board considered the fact that BofA Merrill Lynch and Goldman Sachs each rendered an opinion to the Airgas Board, subsequently confirmed in writing, that as of September 7, 2010 and based upon and subject to the factors and assumptions set forth in the written opinions, the consideration proposed to be paid to the holders of Airgas Common Shares (other than AP Sub or its affiliates) pursuant to the Second Revised Offer was inadequate from a financial point of view to such holders. The full text of the respective written opinions of BofA Merrill Lynch and Goldman Sachs, each dated September 7, 2010, and each of which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, are attached as Annexes G and H, respectively. BofA Merrill Lynch and Goldman Sachs provided their respective opinions for the information and assistance of the Airgas Board in connection with its consideration of the Second Revised Offer. The opinions of BofA Merrill Lynch and Goldman Sachs are not a recommendation as to whether or not any holder of Airgas Common Shares should tender such Airgas Common Shares in connection with the Second Revised Offer or any other matter.

IV)	Air Products’ Tactics Have Been Designed To Distract and Divert Attention from the Grossly Inadequate and Highly Opportunistic Nature of its Offer.

•

The Airgas Board believes that throughout the ten month period during which Air Products has been seeking control of Airgas, Air Products has used numerous tactics as it seeks to buy Airgas at the lowest possible price. As we describe in our Letter to Stockholders dated August 23, 2010, these tactics have included the low-ball pricing of the Airgas offers; the public relations effort to justify that pricing and to “talk down” Airgas’ performance and its prospects; the constant attacks impugning the Airgas Board and its response to the inadequate offers from Air Products; and the effort, through its proxy solicitation, to cut off Airgas stockholders’ ability to benefit from Airgas’ very strong performance as the domestic economy emerges from recession. Air Products has now added a threat to terminate its Offer to the list of its tactics.

•

Also included in Air Products’ tactics are its pre-planned strategy of attacking Airgas’ Chairman and, we believe, its ill-founded assertions as to the need for a special committee of the Airgas Board. These matters are described in Item 4, “The Solicitation or Recommendation—Background of the Offer” of the Statement dated February 22, 2010 and in our letter to our stockholders dated August 23, 2010.

•

In stark contrast to Airgas’ ownership culture, seven of Air Products’ ten directors own no stock in Air Products according to Air Products’ definitive proxy statement for its recent annual meeting of stockholders. In addition, Air Products’ Chairman’s disclosed annual compensation for fiscal year 2009 is more than five times greater than the value of the unrestricted shares of Air Products that he owns.[23]

The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its conclusions and recommendations. The members of the Airgas Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of Airgas and considered the advice of the Board’s financial and legal advisors. In light of the number and variety of factors that the Board considered, the members of the Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Board was made after considering the totality of the information and factors involved. In addition, individual members of the Board may have given different weight to different factors. Stockholders should be aware that future performance is subject to numerous risks, many of which are beyond Airgas’ control. See “Forward Looking Statements,” below.

[23]	This calculation is derived from Air Products’ definitive proxy statement for its most recent annual meeting of stockholders and assumes an Air Products stock price of $70. It does not include awards made to Mr. McGlade of restricted stock, stock options and deferred stock units.

In light of the factors described above, the Airgas Board has unanimously determined that the Second Revised Offer is not in the best interests of Airgas’ stockholders. Therefore, the Airgas Board unanimously recommends that the stockholders reject the Second Revised Offer and not tender their shares to Air Products for purchase pursuant to the Second Revised Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Item 6 of the Statement is hereby amended to add the transactions below to the table therein:

Name of Person	Transaction Date	Number of Shares	Price Per Share ($)	Nature of Transaction
Robert M. McLaughlin	August 18, 2010	5.23	66.60	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Robert M. McLaughlin	August 18, 2010	1.49	66.60	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Thomas Smyth	August 18, 2010	1.92	66.60	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Thomas Smyth	August 18, 2010	0.55	66.60	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Dwight T. Wilson	August 18, 2010	1.40	66.60	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Dwight T. Wilson	August 18, 2010	0.70	66.60	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Robert M. McLaughlin	August 5, 2010	5.29	65.85	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Robert M. McLaughlin	August 5, 2010	1.15	65.85	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Thomas Smyth	August 5, 2010	1.95	65.85	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Thomas Smyth	August 5, 2010	0.56	65.85	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Dwight T. Wilson	August 5, 2010	1.42	65.85	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Dwight T. Wilson	August 5, 2010	0.71	65.85	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Robert M. McLaughlin	July 20, 2010	5.34	65.16	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Robert M. McLaughlin	July 20, 2010	1.53	65.16	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Thomas Smyth	July 20, 2010	2.0	65.16	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Thomas Smyth	July 20, 2010	0.56	65.16	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan

Name of Person	Transaction Date	Number of Shares	Price Per Share ($)	Nature of Transaction
Dwight T. Wilson	July 20, 2010	1.43	65.16	Purchase of Airgas Common Shares under the Company’s 401(k) plan
Dwight T. Wilson	July 20, 2010	0.72	65.16	Company matching contribution in Airgas Common Shares under the Company’s 401(k) plan
Peter McCausland	July 15, 2010	8,176	N/A	Shares of Airgas Common Shares distributed (considered a gift) from two grantor retained annuity trusts of which Peter McCausland is a co-trustee with his spouse and either he or his spouse is a beneficiary

Please note that the above table excludes transactions that may have been completed on September 7, 2010, which were not practicable to include prior to the printing of this document.

ITEM 8.	ADDITIONAL INFORMATION

FORWARD-LOOKING STATEMENTS

This Schedule 14D-9 contains statements that are forward looking. Forward-looking statements include the statements identified as forward-looking in the Company’s press release announcing its quarterly earnings, as well as any statement that is not based on historical fact, including statements containing the words “believes,” “may,” “plans,” “will,” “could,” “should,” “estimates,” “continues,” “anticipates,” “intends,” “expects” and similar expressions. All forward-looking statements are based on current expectations regarding important risk factors and should not be regarded as a representation by us or any other person that the results expressed therein will be achieved. Airgas assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law. Important factors that could cause actual results to differ materially from those contained in any forward-looking statement include the factors identified in the Company’s press release announcing its quarterly earnings, as well as other factors described in the Company’s reports, including its March 31, 2010 Form 10-K, subsequent Forms 10-Q, and other forms filed by the Company with the Securities and Exchange Commission. The Company notes that forward-looking statements made in connection with a tender offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995. The Company is not waiving any other defenses that may be available under applicable law.

ITEM 9.	EXHIBITS

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits.

Exhibit Number	Description

(a)(73)	Letter to stockholders of Airgas, dated September 8, 2010 (incorporated by reference to the Schedule 14A filed with the SEC on September 8, 2010).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

AIRGAS, INC.

By:	/S/ ROBERT H. YOUNG, JR.
Name:	Robert H. Young, Jr.
Title:	Senior Vice President and General Counsel

Dated: September 8, 2010

EXHIBIT INDEX

Exhibit Number	Description

(a)(73)	Letter to stockholders of Airgas, dated September 8, 2010 (incorporated by reference to the Schedule 14A filed with the SEC on September 8, 2010).

ANNEX G

September 7, 2010

The Board of Directors

Airgas, Inc.

259 North Radnor-Chester Road

Suite 100

Radnor, Pennsylvania 19087-5283

Members of the Board of Directors:

On February 11, 2010, Air Products Distribution, Inc. (“Purchaser”), a wholly owned subsidiary of Air Products and Chemicals, Inc. (“Air Products”), commenced an offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Company Common Stock”), of Airgas, Inc. (the “Company”) at a purchase price of $60.00 per share in cash, which was subsequently increased on July 8, 2010 to $63.50 per share in cash and on September 6, 2010 to $65.50 per share in cash (the “Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 11, 2010, as amended (the “Amended Offer to Purchase”), and in the related amended Letter of Transmittal (which, together with the Amended Offer to Purchase, collectively constitute the “Amended Offer”). The terms and conditions of the Amended Offer are described in the Schedule TO filed by Purchaser and Air Products with the Securities and Exchange Commission on February 11, 2010, as amended through Amendment No. 31 thereto (the “Amended Schedule TO”). We note that the Amended Offer to Purchase provides that, following consummation of the Amended Offer, Purchaser intends to consummate a merger with the Company (the “Merger” and, together with the Amended Offer, the “Transactions”) in which all remaining public stockholders of the Company would receive the highest price paid per share of Company Common Stock pursuant to the Amended Offer, without interest.

You have requested our opinion as to the adequacy, from a financial point of view, to the holders of Company Common Stock of the Consideration offered to such holders (other than Purchaser and any of its affiliates) in the Amended Offer.

In connection with this opinion, we have, among other things:

(1)	reviewed the terms and conditions of the Amended Offer as set forth in the Amended Schedule TO and the exhibits thereto;

(2)	reviewed the Solicitation/Recommendation Statement of the Company filed with the Securities and Exchange Commission on February 22, 2010, as amended through

The Board of Directors Airgas, Inc. Page 2

Amendment No. 44 thereto, which Amendment No. 44 will be filed on Schedule 14D-9/A, in the form approved by you on the date of this opinion;

(3)	reviewed certain publicly available business and financial information relating to the Company and Air Products;

(4)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of the Company furnished to or discussed with us by the management of the Company, including certain financial forecasts relating to the Company prepared by the management of the Company, as updated to reflect the Company’s previously announced SAP implementation (such forecasts, the “Company Forecasts”);

(5)	discussed the past and current business, operations, financial condition and prospects of the Company with members of senior management of the Company;

(6)	discussed with members of senior management of the Company their assessment of the strategic rationale of Air Products for, and the potential benefits for Air Products of, the Transactions;

(7)	reviewed the trading history for the Company Common Stock and a comparison of that trading history with the trading histories of other companies we deemed relevant;

(8)	compared certain financial and stock market information of the Company and Air Products with similar information of other companies we deemed relevant;

(9)	compared certain financial terms of the Amended Offer to financial terms, to the extent publicly available, of other transactions we deemed relevant; and

(10)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Company Forecasts, we have been advised by the Company, and have assumed, that they have been reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. We have not made or been provided

The Board of Directors Airgas, Inc. Page 3

with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we made any physical inspection of the properties or assets of the Company.

We express no view or opinion as to any terms or other aspects of the Transactions (other than the Consideration to be paid in the Amended Offer, to the extent expressly specified herein), including, without limitation, the form or structure of the Transactions. Our opinion is limited to the adequacy, from a financial point of view, to the holders of Company Common Stock of the Consideration offered to such holders (other than Purchaser and any of its affiliates) in the Amended Offer and no opinion or view is expressed with respect to any consideration to be received in connection with the Transactions by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the Consideration to be paid in the Transactions or the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of the Company or Air Products, or class of such persons, relative to the Consideration. Furthermore, no opinion or view is expressed as to the relative merits of the Transactions in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage. We are not expressing any opinion as to the prices at which the Company Common Stock will trade at any time. In addition, we express no opinion or recommendation as to whether any holder of shares of Company Common Stock should tender such shares in connection with the Amended Offer or any related matter.

We have acted as financial advisor to the Company in connection with its consideration of the Amended Offer and other matters pursuant to our engagement by the Company. We have received a fee and expect to receive additional fees for our services in connection with our engagement, including advisory fees that will be payable whether or not the Amended Offer is consummated. In addition, the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of the Company, Air Products and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and/or in the future may provide, investment banking, commercial banking and other financial services to the Company and to Air Products and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as joint-bookrunner in connection with the Company’s $300 million senior note offering completed in March 2010, (ii) having acted as joint-bookrunner in connection with the Company’s $400

The Board of Directors Airgas, Inc. Page 4

million senior note offering completed in September 2009, (iii) having acted as joint-bookrunner in connection with the Company’s $400 million senior subordinated note offering in June 2008, (iv) providing treasury and trade products and services to the Company and (v) providing commercial banking services to the Company and to Air Products, including acting as a lender under certain credit facilities to each of the Company and Air Products.

It is understood that this letter is for the benefit and use of the Board of Directors of the Company in connection with and for purposes of its evaluation of the Amended Offer.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our Americas Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration offered to the holders of Company Common Stock (other than Purchaser and any of its affiliates) pursuant to the Amended Offer is inadequate from a financial point of view to such holders.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

ANNEX H

PERSONAL AND CONFIDENTIAL

September 7, 2010

Board of Directors

Airgas, Inc.

259 North Radnor-Chester Road

Suite 100

Radnor, Pennsylvania 19087-5283

Ladies and Gentlemen:

You have requested our opinion as to the adequacy from a financial point of view to the holders (other than the Offeror (as defined below) and any of its affiliates) of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Airgas, Inc. (the “Company”), of the $65.50 per Share in cash (the “Consideration”) proposed to be paid to such holders in the Amended Offer (as defined below). The terms of the amended offer to purchase (the “Amended Offer to Purchase”) and related amended letter of transmittal (which, together with the Amended Offer to Purchase, constitutes the “Amended Offer”) contained in the Tender Offer Statement on Schedule TO filed by Air Products and Chemicals, Inc. (“Parent”) and Air Products Distribution, Inc., a wholly owned subsidiary of Parent (the “Offeror”), with the Securities and Exchange Commission on February 11, 2010, as amended through Amendment No. 31 to the Tender Offer Statement on Schedule TO filed by Parent and the Offeror with the Securities and Exchange Commission on September 7, 2010 (as amended, the “Amended Schedule TO”), provide for an offer for all of the Shares pursuant to which, subject to the satisfaction of certain conditions set forth in the Amended Offer, the Offeror will pay the Consideration for each Share accepted. We note that the Amended Offer to Purchase provides that, following consummation of the Amended Offer, the Offeror intends to consummate a merger with the Company (the “Merger” and, together with the Amended Offer, the “Transactions”) in which all remaining public stockholders of the Company would receive the highest price paid per Share pursuant to the Amended Offer, without interest.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, the Company, Parent and any of their respective affiliates or any currency

Board of Directors

Airgas, Inc.

September 7, 2010

Page Two

or commodity that may be involved in the Transactions for their own account and for the accounts of their customers. We are acting as financial advisor to the Company in connection with its consideration of the Amended Offer and other matters pursuant to our engagement by the Company. We have received a fee and expect to receive additional fees for our services in connection with our engagement, including advisory fees that will be payable whether or not the Amended Offer is consummated. The Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. In addition, we have provided from time to time, and are currently providing certain investment banking and other financial services to the Company and its affiliates, for which our investment banking division has received, and may receive, compensation, including having acted as a participant in the Company’s senior secured credit facility (aggregate commitment $45,700,000) since July 2006; as joint bookrunner with respect to an offering of the Company’s 7.125% Senior Subordinated Notes due October 2018 (aggregate principal amount $400,000,000) in June 2008; as lead manager with respect to a public offering of the Company’s 4.5% Senior Notes due September 2014 (aggregate principal amount $400,000,000) in September 2009; and as joint bookrunner with respect to an offering of the Company’s 2.85% Senior Notes due 2013 (aggregate principal amount $300,000,000) in March 2010. We also have provided certain investment banking and other financial services to Parent and its affiliates from time to time for which our investment banking division has received, and may receive, compensation, including having acted as joint bookrunner with respect to a public offering of Parent’s 4.15% Senior Notes due 2013 (aggregate principal amount $300,000,000) in February 2008; as Parent’s financial advisor in connection with the sale of its interest in its vinyl acetate ethylene polymers joint ventures in January 2008; as Parent’s financial advisor in connection with its sale of certain non-pressure emulsions businesses and related production facilities in July 2008; as Parent’s financial advisor in connection with the sale of more than half of its remaining U.S. healthcare business in the third quarter of 2009; and as senior manager or sole bookrunner in connection with numerous municipal financing transactions by Parent and its subsidiaries. We also may provide investment banking and other financial services to the Company, Parent and their respective affiliates in the future for which our investment banking division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Amended Schedule TO, including the Amended Offer to Purchase and related amended letter of transmittal contained therein; the Solicitation/Recommendation Statement of the Company filed with the Securities and Exchange Commission on February 22, 2010, as amended through Amendment No. 44 to the Solicitation/Recommendation Statement of the Company, which Amendment No. 44 will be filed on Schedule 14D-9/A, in the form approved by you on the date of this opinion; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Parent for the five fiscal years ended March 31, 2010 and September 30, 2009, respectively; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Parent; certain other communications from the Company and Parent to their respective stockholders; certain publicly available research analyst reports for the Company and Parent; and certain internal financial analyses and forecasts for the Company prepared by its management and approved for our use by the Company, as updated to reflect the Company’s previously announced SAP implementation (the “Forecasts”). We also have held discussions with members of the senior management of the Company regarding their assessment of the

Board of Directors

Airgas, Inc.

September 7, 2010

Page Three

strategic rationale of Parent for, and the potential benefits for Parent of, the Transactions and the past and current business operations, financial condition and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company and Parent with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the industrial gas industry specifically and in other industries generally; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us, and we do not assume any responsibility for any such information. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, Parent or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal.

Our opinion does not address the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the adequacy from a financial point of view, as of the date hereof, of the Consideration proposed to be paid to the holders of Shares (other than the Offeror and any of its affiliates) pursuant to the Amended Offer. We do not express any view on, and our opinion does not address, the fairness, from a financial point of view, of the Consideration or any other term or aspect of the Transactions. In addition, we do not express any view on, and our opinion does not address, the adequacy or fairness of the Consideration or any other term or aspect of the Transactions to, or any consideration received in connection therewith by, Offeror and any of its affiliates, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the adequacy or fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Transactions, whether relative to the Consideration proposed to be paid to the holders of Shares pursuant to the Amended Offer or otherwise. We are not expressing any opinion as to the prices at which the Shares will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Amended Offer and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Amended Offer or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Board of Directors

Airgas, Inc.

September 7, 2010

Page Four

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration proposed to be paid to the holders of Shares (other than the Offeror and any of its affiliates) pursuant to the Amended Offer is inadequate from a financial point of view to such holders.

Very truly yours,

(GOLDMAN, SACHS & CO.)

ANNEX I

Reconciliation: Operating Income to Adjusted EBITDA to Cash from Operations

(in thousands)	FY89	FY90	FY91	FY92	FY93	FY94	FY95	FY96	FY97	FY98	FY99
Operating income	$15,958	$23,221	$17,286	$26,316	$34,367	$48,667	$72,600	$92,987	$80,480	$111,709	$112,607
Add:
Depreciation & amortization	11,147	17,387	21,158	23,420	28,042	30,571	36,868	45,762	64,428	82,227	83,839
Costs related to unsolicited takeover attempt	—	—	—	—	—	—	—	—	—	—	—
Multi-employer pension plan withdrawal charges	—	—	—	—	—	—	—	—	—	—	—

Adjusted EBITDA	27,105	40,608	38,444	49,736	62,409	79,238	109,468	138,749	144,908	193,936	196,446

(Uses)/sources of cash excluded from adjusted EBITDA, included in cash from operations:
Interest expense, net	(12,245)	(16,198)	(15,179)	(12,838)	(11,403)	(12,486)	(17,625)	(24,862)	(39,367)	(52,603)	(59,677)
Discount on securitization of receivables	—	—	—	—	—	—	—	—	—	—	—
Current income taxes	404	1,700	(599)	(3,591)	(5,653)	(7,838)	(12,345)	(17,654)	(20,012)	(16,502)	(17,244)
Other income (expense)	215	157	870	214	546	453	1,607	781	1,695	9,811	29,491
Equity in earnings of Elkem joint venture	1,415	1,435	2,009	2,019	(897)	(1,258)	(840)	(1,428)	(1,356)	(1,478)	(869)
(Gains)/losses on divestitures	—	—	—	—	—	—	(560)	—	—	(1,452)	(25,468)
(Gain)/losses on sale of PP&E	(32)	2	(715)	(76)	(292)	(63)	110	(12)	616	(504)	(222)
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—
Income/(loss) on discontinued operations	—	—	—	—	—	—	—	—	478	(635)	(871)
Costs related to unsolicited takeover attempt	—	—	—	—	—	—	—	—	—	—	—
Multi-employer pension plan withdrawal charges	—	—	—	—	—	—	—	—	—	—	—
Other non-cash charges	260	308	252	250	—	—	—	—	3,930	11,422	—
Cash provided by (used in) changes in assets and liabilities	4,379	702	6,712	15,968	13,608	6,752	(2,030)	(6,948)	(14,801)	(13,548)	(25,273)

Net cash provided by operating activities	$21,501	$28,714	$31,794	$51,682	$58,318	$64,798	$77,785	$88,626	$76,091	$128,447	$96,313

1

(in thousands)	FY00	FY01	FY02	FY03	FY04	FY05	FY06	FY07	FY08	FY09	FY10
Operating income	$105,461	$106,728	$124,938	$156,336	$168,544	$202,454	$269,142	$341,497	$475,824	$524,868	$399,598
Add:
Depreciation & amortization	85,262	82,796	71,757	79,279	87,447	111,078	127,542	147,343	189,775	220,795	234,949
Costs related to unsolicited takeover attempt	—	—	—	—	—	—	—	—	—	—	23,435
Multi-employer pension plan withdrawal charges	—	—	—	—	—	—	—	—	—	—	6,650

Adjusted EBITDA	190,723	189,524	196,695	235,615	255,991	313,532	396,684	488,840	665,599	745,663	664,632

(Uses)/sources of cash excluded from adjusted EBITDA, included in cash from operations:
Interest expense, net	(56,879)	(59,550)	(46,775)	(46,374)	(42,357)	(51,245)	(54,145)	(60,180)	(89,485)	(84,395)	(63,310)
Discount on securitization of receivables	—	(1,303)	(4,846)	(3,326)	(3,264)	(4,711)	(9,371)	(13,630)	(17,031)	(10,738)	(5,651)
Current income taxes	(16,902)	(13,402)	4,546	(33,174)	(24,623)	(22,622)	(30,718)	(47,972)	(69,459)	(64,985)	(51,634)
Other income (expense)	18,625	1,324	5,987	2,132	1,472	1,129	2,411	1,556	1,454	(382)	1,332
Equity in earnings of Elkem joint venture	—	—	—	—	—	—	—	—	—	—	—
(Gains)/losses on divestitures	(17,712)	(1,173)	(5,548)	241	—	(360)	1,900	—	—	—	—
(Gain)/losses on sale of PP&E	(915)	502	405	(257)	(837)	(321)	(1,330)	39	714	(964)	3,014
Stock-based compensation expense	—	—	—	—	—	—	—	15,445	16,629	20,635	22,868
Income/(loss) on discontinued operations	(335)	(400)	(3,529)	(1,776)	(457)	464	(1,424)	—	—	—	—
Costs related to unsolicited takeover attempt	—	—	—	—	—	—	—	—	—	—	(23,435)
Multi-employer pension plan withdrawal charges	—	—	—	—	—	—	—	—	—	—	(6,650)
Other non-cash charges	458	2,281	1,068	—	—	—	—	—	—	—	—
Cash provided by (used in) changes in assets and liabilities	(22,686)	78,329	95,691	33,931	17,865	(23,456)	42,038	(57,755)	41,505	(22,067)	58,881

Net cash provided by operating activities	$94,377	$196,132	$243,694	$187,012	$203,790	$212,410	$346,045	$326,343	$549,926	$582,767	$600,047

The Company believes adjusted EBITDA provides investors meaningful insight into the Company’s ability to generate cash from operations to support required working capital, capital expenditures and financial obligations. Non-GAAP metrics should be read in conjunction with GAAP financial measures, as non-GAAP metrics are merely a supplement to, and not a replacement for, GAAP financial measures. It should be noted as well that our adjusted EBITDA metric may be different from adjusted EBITDA metrics provided by other companies. Certain reclassifications have been made to prior period financial statements to conform to the current presentation.

2

Reconciliation: Earnings per Diluted Share to Adjusted Earnings per Diluted Share

	Three Months Ended June 30,
	2009	2010
Earnings per diluted share	$0.66	$0.76

Adjustments:
Costs related to unsolicited takeover attempt	—	0.03
Debt extinguishment charges	—	0.02
Multi-employer pension plan withdrawal charges	—	0.02

Adjusted earnings per diluted share	$0.66	$0.83

Year-over-year growth		26%

The Company believes that the adjusted earnings per diluted share above provide investors meaningful insight into the Company’s earnings trend without the impact of debt extinguishment charges, multi-employer pension plan withdrawal charges, and costs related to the unsolicited takeover attempt. Non-GAAP metrics should be read in conjunction with GAAP financial measures, as non-GAAP metrics are merely a supplement to, and not a replacement for, GAAP financial measures. It should be noted as well that our adjusted earnings per diluted share metric may be different from adjusted earnings per diluted share metrics provided by other companies.

Reconciliation: Adjusted EBITDA Fall Through

	Calendar Year
(in thousands)	Average 2003 to 2005	2006	2007	2008	Average 2010E to 2010E
Sales	$2,246,184	$3,098,086	$3,792,509	$4,456,256	$4,700,000

Change in sales	$337,518	$371,006	$694,423	$663,747	$435,000

Operating Income	$201,877	$322,300	$437,733	$541,422	$565,000

Adjustments:
Depreciation & Amortization	104,021	142,021	179,545	211,885	264,283
Costs related to unsolicited takeover attempt	—	—	—	—	9,074
Multi-employer pension plan withdrawal charge	—	—	—	—	1,068
Restructuring charge (recovery)	(267)	—	—	—	—
Fire Losses	933	—	—	—	—
Acquisition integration costs	1,600	—	10,100	—	—
Employee separation costs	533	—	—	—	—
Hurricane losses	733	—	—	—	—

Adjusted EBITDA	$309,431	$464,321	$627,378	$753,307	$839,425

Change in adjusted EBITDA	$47,869	$87,777	$163,057	$125,929	$97,000
Percentage adjusted EBITDA fall through	14%	24%	23%	19%	22%

The Company believes that using adjusted EBITDA in its percentage of adjusted EBITDA fall through metric provides investors meaningful insight into the Company’s trend of increasing adjusted EBITDA for every dollar of increased sales without the impact of costs related to the unsolicited takeover attempt, multi-employer pension plan withdrawal charges, restructuring charges, fire losses, significant acquisition integration costs, employee separation costs and hurricane losses. Non-GAAP metrics should be read in conjunction with GAAP financial measures, as non-GAAP measures are merely a supplement to, and not a replacement for, GAAP financial measures. It should be noted as well that our percentage of adjusted EBITDA fall through metric may be different from similar metrics provided by other companies.

3

Reconciliation: Adjusted EBITDA Margin

	Calendar Year				Three Months Ended June 30, 2010	Six Months Ended June 30, 2010
	2012 Target		2009	2002
(in thousands)	Low	High
Sales	$5,200,000	$5,200,000	$3,886,671	$1,714,527	$1,052,656	$2,035,964

Operating Income	$648,000	$675,000	$432,221	$142,442	$122,751	$204,634

Adjustments:
Depreciation & Amortization	286,000	286,000	231,518	79,294	60,467	121,440
Costs related to unsolicited takeover attempt	—	—	—	—	3,787	27,222
Multi-employer pension plan withdrawal charges	—	—	6,650	—	3,204	3,204
Legal Settlement	—	—	—	8,500	—	—
Restructuring charges	—	—	—	2,700	—	—
Other	—	—	400	—	—	—

Adjusted EBITDA	$934,000	$961,000	$670,790	$232,936	$190,209	$356,500

Adjusted EBITDA Margin	18.0%	18.5%	17.3%	13.6%	18.1%	17.5%

The Company believes the above adjusted EBITDA margin computations help investors assess the Company’s operating performance without the impact of depreciation and amortization and charges associated with the Company’s withdrawal from multi-employer pension plans, costs related to Air Products’ unsolicited takeover attempt, significant legal settlements and restructuring charges. Non-GAAP numbers should be read in conjunction with GAAP financial measures, as non-GAAP metrics are merely a supplement to, and not a replacement for, GAAP financial measures. It should be noted as well that our Adjusted EBITDA metric may be different from similar metrics provided by other companies.

4

Reconciliation: Earnings per Diluted Share to Adjusted Earnings per Diluted Share

	Fiscal Year Ended March 31, 2010	(Updated Guidance) Fiscal Year Ending March 31, 2011		Calendar Year

		Low	High	2002	2003	2004	2005	2009
Earnings per diluted share	$2.34	$3.08	$3.23	$0.82	$1.04	$1.18	$1.48	$2.55

Adjustments:
Costs related to unsolicited takeover attempt	0.18	0.03	0.03	—	—	—	—	—
Debt extinguishment charges	0.14	0.02	0.02	—	—	—	—	0.07
Multi-employer pension plan withdrawal charges	0.05	0.02	0.02	—	—	—	—	0.05
Non-recurring tax benefit	(0.03)	—	—	—	—	—	—	—
Legal Settlement	—	—	—	0.08	—	—	—	—
Restructuring charge (recovery)	—	—	—	0.03	—	(0.01)	—	—
Insurance gain	—	—	—	—	(0.02)	—	—	—
Fire Losses	—	—	—	—	0.02	—	—	—
Acquisition integration costs	—	—	—	—	—	0.03	0.01	—
Employee separation costs	—	—	—	—	—	—	0.01	—
Hurricane losses	—	—	—	—	—	—	0.02	—
Losses from discontinued operations	—	—	—	0.01	0.01	—	0.01	—

Adjusted earnings per diluted share	$2.68	$3.15	$3.30	$0.94	$1.05	$1.20	$1.53	$2.67

Increase from fiscal year ended March 31, 2010		18%	23%

Compound Annual Growth Rate (CAGR) 2002-2005							18%

The Company believes that the adjusted earnings per diluted share above provide investors meaningful insight into the Company’s earnings trend without the impact of costs related to the unsolicited takeover attempt, debt extinguishment charges, multi-employer pension plan withdrawal charges, a non-recurring tax benefit, the settlement of material litigation, restructuring charges, insurance gains, fire losses, significant acquisition integration costs, employee separation costs, hurricane losses, and losses from discontinued operations. Non-GAAP metrics should be read in conjunction with GAAP financial measures, as non-GAAP metrics are merely a supplement to, and not a replacement for, GAAP financial measures. It should be noted as well that our adjusted earnings per diluted share metric may be different from adjusted earnings per diluted share metrics provided by other companies.

5

Reconciliation: Adjusted EBITDA

	Twelve Months Ended December 31,		CAGR
(in millions)	2009	2001
Net earnings (loss)	$213	$(18)
Cumulative effect of change in accounting principle	—	59

Earnings before the cumulative effect of a change in accounting principle	213	41
Plus:
Income Taxes	136	26
Equity in earnings of unconsolidated subsidiary	—	(3)
Interest expense, net	70	48
Discount on securitization of trade receivables	6	5
Loss on the extinguishment of debt	9	—
Other (income) expense, net	(1)	(1)
Depreciation	210	62
Amortization	22	12
Multi-employer pension plan withdrawal charge	7	—

Adjusted EBITDA	672	190	17%

The Company believes this presentation of the cumulative average growth rates (“CAGR”) of adjusted EBITDA and adjusted EBITDA less adjusted capital expenditures helps investors better assess the Company’s growth. Non-GAAP metrics should be read in conjunction with GAAP financial measures, as non GAAP metrics are merely a supplement to, and not a replacement for, GAAP financial measures. It should be noted as well that our adjusted EBITDA and adjusted capital expenditures metrics may be different from adjusted EBITDA and adjusted capital expenditures metrics provided by other companies.

Reconciliation: Net Earnings (Loss) per Diluted Share to Earnings per Diluted Share Before Cumulative Effect of Change in Accounting Principle

	Twelve Months Ended December 31,		CAGR
	2009	2001
Net earnings (loss) per diluted share	$2.55	$(0.26)
Add:
Cumulative effect of change in accounting principle	—	0.85

Earnings per diluted share before cumulative effect of change in accounting principle	$2.55	$0.59	20%

The Company believes that adjusted earnings per diluted share provides investors meaningful insight into the Company’s earnings performance without the cumulative effect of a change in accounting principle. Non-GAAP metrics should be read in conjunction with GAAP financial measures, as non-GAAP metrics are merely a supplement to, and not a replacement for, GAAP financial measures. It should be noted as well that our adjusted earnings per diluted share metric may be different from adjusted earnings per diluted share metrics provided by other companies.

6

Reconciliation: Net Cash Provided by Operating Activities to Adjusted Cash from Operations

	Twelve Months Ended December 31,		CAGR
($ in millions)	2009	2001
Net cash provided by operating activities	$581	$216
Adjustments to cash provided by operating activities:
Cash used (provided) by the securitization of trade Receivables	92	(66)
Stock issued for employee stock purchase plan	16	—
Tax benefit realized from exercise of stock options	5	—

Adjusted cash from operations	$694	$150	21%

The Company believes that adjusted cash from operations provides investors meaningful insight into the Company’s ability to generate cash from operations, which is available for servicing debt obligations and for the execution of its business strategy, including acquisitions, the prepayment of debt, or to support other investing and financing activities. Non-GAAP numbers should be read in conjunction with GAAP financial measures, as non-GAAP metrics are merely a supplement to, and not a replacement for, GAAP financial measures. It should be noted as well that our adjusted cash from operations metric may be different from adjusted cash from operations metrics provided by other companies.

7